

July 8, 2014

<u>Via E-mail</u>
Mr. Kent Ellert
Chief Executive Officer
FCB Financial Holdings,Inc.
2500 Weston Road, Suite 300
Weston, Florida 33331

Re: FCB Financial Holdings, Inc.
Registration Statement on Form S-1
Filed June 20, 2014
File No. 333-196935

Dear Mr. Ellert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 filed June 20, 2014</u>

<u>Our Market Areas, page 2</u>

1. Please provide us with the data and analysis from SNL Financial on which you rely for your claims of projected population and income growth set forth in the table and disclosure on page 2.

<u>The Offering, page 7</u>

2. We acknowledge your response to comment 8 of our letter to you dated June 10, 2014. Please revise the first risk factor on page 26 to be consistent with this disclosure.

Mr. Kent Ellert
FCB Financial Holdings, Inc.
July 8, 2014
Page 2

Summary Historical Consolidated Financial Data, page 9

3. We note your asset and credit quality ratios provided on page 10 and also on pages 34 and 52. We also note the impact of your acquisition of Great Florida Bank on January 31, 2014 in addition to your previous FDIC-assisted transactions coupled with your new loan growth during 2013 and into 2014. Please revise these disclosures to separately present asset quality ratios differentiated between your acquired loans and your new loans.

Risk Factors, page 11

4. We acknowledge your response to comment 10 of our letter to you dated June 10, 2014. Please quantify the risk by disclosing the percentage and amount of your loans that are less seasoned.

Management's Discussion and Analysis, page 38

Great Florida Bank Acquisition, page 41

5. We acknowledge your response to comment 15 of our letter to you dated June 10, 2014. Please revise the last paragraph to provide discussion and analysis of any known or anticipated additional costs related to the acquisition for the current and future fiscal years.

Certain Relationships and Related Party Transactions, page 128

6. We acknowledge your response to comment 20 of our letter to you dated June 10, 2014. As we requested, please revise the first paragraph on page 129, consistent with Item 404(a) of Regulation S-K, to disclose the amount of each investment previously made by each of the four recipients of the warrants.

Security Ownership of Certain Beneficial Owners and Management, page 130

7. We acknowledge your response to comment 21 of our letter to you dated June 10, 2014. Given your added disclosure on page 130 that four funds are the beneficial owners of almost 30 percent of your common stock, please add a risk factor relating to the control by the four major shareholders. Please disclose the number of your directors that are affiliated with any of the four entities that are beneficial owners of five percent or more of your common stock. Discuss the control exercised by your directors and named executive officers who are the beneficial owners of almost 17 percent of your common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director